SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                      _____________________

                            FORM 11-K
(Mark One)

       [X]  Annual Report Pursuant to Section 15(d) of The
                 Securities Exchange Act of 1934

        For the fiscal year ended:     December 31, 1998
                               OR
     [  ] Transition Report Pursuant to Section 15(d) of The
                 Securities Exchange Act of 1934

      For the transition period from_________to___________

                  Commission file number 1-4105

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
               THE BAUSCH & LOMB SAVINGS PLUS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                           BAUSCH & LOMB, INC.
                         ONE BAUSCH & LOMB PLACE
                     ROCHESTER, NEW YORK 14604-2701


                           Required Information

1) Financial Statements and Schedules (and Notes thereto) prepared in accordance with the filing requirements of ERISA
   (attached)

2) Consent of Independent Accountants to Incorporation By
   Reference (attached)


                            Signature

The Bausch & Lomb Savings Plus Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee
Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bausch & Lomb Savings Plus Plan
Name of Plan

Date: June 23, 1999

By:



Alan H. Resnick, Plan Administrator

The Bausch & Lomb
SAVINGS PLUS PLAN
Financial Statements and
Supplemental Schedules
December 31, 1998 and 1997



The Bausch & Lomb Savings Plus Plan
Index to Financial Statements and Schedules


                                                            PAGE
Financial Statements:

  Report of Independent Accountants                          2

  Statements of Net Assets Available for Benefits, with
  Fund Information                                          3-4
  as of December 31, 1998 and 1997

  Statements of Changes in Net Assets Available for
  Benefits, with Fund Information                           5-6
  for the Year Ended December 31, 1998

  Notes to Financial Statements                             7-10

Supplemental Schedules:*

  Schedule    - Schedule of Assets Held for Investment
   I            Purposes at December 31, 1998

  Schedule    - Schedule of Reportable Transactions
   II           for the Plan Year Ended December 31,
                1998



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.



                Report of Independent Accountants


May 21, 1999

To the Participants and Administrator of The Bausch & Lomb
Savings Plus Plan

In our report dated July 31, 1998, we were unable to, and did not, express an opinion on the 1997 financial statements because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 5. In conjunction with our audit of the 1998 financial statements, the plan administrator instructed us to perform, and we did perform, an audit of the 1997 financial statements in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1997 financial statements.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb Savings Plus Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Bausch & Lomb Savings Plus Plan
Statement of Net Assets Available for Benefits, with Fund Information
Page 1 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed

                                                        S&P 500                  B&L
                     Equity     Balanced     Income     Index        Growth      Stock
   Assets             Fund        Fund        Fund       Fund         Fund       Fund
Investments at
fair value:
 Mutual funds      63,544,672  32,632,813              34,021,486   25,967,104

Loans receivable
 from participants

Bausch & Lomb
 Incorporated
 common stock                                                                   86,062,080

 Short-term
investments                                  7,104,420                                  70

Investments at
 conract value:
Metropolitan Life
 Insurance Company                           7,393,157

Bernstein
Monumental
 Investment
 Contract                                   23,064,457

Clover Capital
 Monumental
 Investment
 Contract                                   22,474,575

MAS Monumental
 Investment                                  9,663,983
 Contract

   Total
investments        63,544,672  32,632,813   69,700,592  34,021,486  25,967,104  86,062,150

Receivables:
 Accrued interest
  and dividends                                 31,292               2,034,753     375,749

Securities sold                                                                    150,036
  Total
receivables                 -           -       31,292           -   2,034,753     525,785

   Total assets    63,544,672  32,632,813   69,731,884  34,021,486  28,001,857  86,587,935


   Liabilities
Due to Plan
sponsor                                        500,000
   Total                    -           -      500,000           -           -           -
liabilities

Net assets
available for
benefits           63,544,672  32,632,813   69,231,884  34,021,486  28,001,857  86,587,935


The Bausch & Lomb Savings Plus Plan
Statement of Net Assets Available for Benefits, with Fund Information
Page 2 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed

                      Loan
      Asssets         Fund       Total
Investments at
fair value:
 Mutual funds                  156,166,075

Loans receivable
 from
participants       10,402,825    10,402,825

Bausch & Lomb
 Incorporated
 common Stock                    86,062,080

Short-term
investments                       7,104,490

Investments at
 conract value:
Metropolitan Life
 Insurance Company                7,393,157

Bernstein
 Monumental
 Investment
 Contract                        23,064,457

Clover Capital
 Monumental
 Investment
 Contract                        22,474,575

MAS Monumental
 Investment
 Contract                         9,663,983

   Total
investments       10,402,825    322,331,642

Receivables:
 Accrued interest
  and dividends                   2,441,794

Securities sold                     150,036
   Total
receivables                -      2,591,830

   Total assets   10,402,825    324,923,472

   Liabilities
Due to Plan
sponsor                             500,000

   Total
liabilities                -        500,000

Net assets
available
for benefits      10,402,825    324,423,472

The accompanying notes are an integral part of these financial statements.



The Bausch & Lomb Savings Plus Plan
Statement of Net Assets Available for Benefits, with Fund Information
Page 1 of 2

                                Fund Information at December 31, 1997
                                         Participant Directed


                                                       S&P 500                  B&L
                     Equity    Balanced     Income      Index       Growth      Stock
   Assets             Fund      Fund         Fund       Fund         Fund       Fund
Investments at
 fair value:
Mutual funds       61,181,591  28,680,043              22,118,819  20,822,530

Loans receivable
 from
 participants

Bausch & Lomb
 Incorporated
 common stock                                                                   57,126,332

Short-term
 investments                                3,531,238                              349,097

Investments at
 Conract value:
Metropolitan Life
 Insurance Company                          6,915,406

Bernstein
 Monumental
 Investment
 Contract                                  21,592,093

Clover Capital
 Commonwealth
 Investment
 Contract                                  21,246,525

MAS Commonwealth
 Investment
 Contract                                  10,053,098

Citibank SAVER
 Bank
 Investment
 Contract                                    3,354,532

   Total
investments         61,181,591  28,680,043  66,692,892  22,118,819  20,822,530  57,475,429

Accrued interest
 and dividends
 receivable                                     21,269                             376,347

Net assets
 available
 for benefits       61,181,591  28,680,043  66,714,161  22,118,819  20,822,530  57,851,776



The Bausch & Lomb Savings Plus Plan
Statement of Net Assets Available for Benefits, with Fund Information
Page 2 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed


                      Loan
      Assets          Fund      Total
fair value:
 Mutual funds                  132,802,983

Loan receivable
 from
 participants      10,577,589   10,577,589

Bausch & Lomb
 Incorporated
 common stock                   57,126,332

 Short-term
investments                      3,880,335

Investments at
 Conract value:
Metropolitan Life
 Insurance Company               6,915,406

Bernstein
 Monumental
 Investment
 Contract                       21,592,093

Clover Capital
 Commonwealth
 Investment
 Contract                       21,246,525

MAS Commonwealth
 Investment
 Contract                       10,053,098

Citibank SAVER
 Bank
 Investment
 Contract                        3,354,532

   Total
investments        10,577,589  267,548,893

Accrued interest
 and dividends
 receivable                        397,626

Net assets
 available
 for benefits     10,577,589   267,946,509

The accompanying notes are an integral part of these financial statements.



The Bausch & Lomb Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Page 1 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed



                                                        S&P 500                   B&L
                       Equity   Balanced    Income       Index        Growth      Stock
Additions to net        Fund      Fund       Fund        Fund         Fund        Fund
 assets attributed
 to:
 Contributions -
 Employee            4,473,145  2,739,471   4,073,667   4,071,312     3,511,567       272,541

 Employer                                                                           6,089,166
   Total
contributions        4,473,145  2,739,471   4,073,667   4,071,312     3,511,567     6,361,707

Investment income -
 Interest/dividends  3,666,737  3,309,690   4,123,404     631,535     2,070,805     1,498,992
 Net
  appreciation
  in fair value
  of investments     3,452,895  1,417,614               6,338,933     4,456,534    29,522,176

   Total
investment
   income            7,119,632  4,727,304   4,123,404   6,970,468     6,527,339    31,021,168

   Total
additions           11,592,777  7,466,775   8,197,071  11,041,780    10,038,906    37,382,875

Deductions from
 net assets
 attributed to:
 Benefits paid to
 and withdrawals
 by participants     5,299,773  2,508,911   9,406,114   2,556,801     2,398,851     6,609,733

   Total
deductions           5,299,773  2,508,911   9,406,114   2,556,801     2,398,851     6,609,733

Net increase
 (decrease)
 prior to
 transfers           6,293,004  4,957,864  (1,209,043)  8,484,979     7,640,055    30,773,142

Transfers, net      (3,929,923)(1,005,094)  3,726,766   3,417,688      (460,728)   (2,036,983)

Net increase
 (decrease)          2,363,081  3,952,770   2,517,723  11,902,667     7,179,327    28,736,159

Net assets
 available
 for benefits:
 Beginning of year  61,181,591 28,680,043  66,714,161  22,118,819    20,822,530    57,851,776

 End of year        63,544,672 32,632,813  69,231,884  34,021,486    28,001,857    86,587,935






The Bausch & Lomb Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Page 2 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed

                          Loan
                          Fund      Total
Additions to net
 Assets attributed
to:
 Contributions -
   Employee                         19,141,703
   Employer                          6,089,166

    Total
contributions                       25,230,869

Investment income -      863,202    16,164,365
 Interest/dividends
 Net appreciation
  in fair value
  of investments                    45,188,152
    Total
     investment
     income              863,202    61,352,517

    Total
     additions           863,202    86,583,386

Deductions from
 net assets
 attributed to:
  Benefits paid to
  and withdrawals
  by participants      1,326,240    30,106,423

   Total
    deductions         1,326,240    30,106,423

Net increase
 (decrease)prior
 to transfers           (463,038)   56,476,963

Transfers, net           288,274             -

Net increase
 (decrease)             (174,764)   56,476,963

Net assets
 available
 for benefits:
  Beginning of year   10,577,589   267,946,509

  End of year         10,402,825   324,423,472

The accompanying notes are an integral part of these financial statements.


The Bausch & Lomb Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Page 1 of 2

                                Fund Information at December 31, 1997
                                         Participant Directed


                                                          S&P 500                   B&L
                         Equity     Balanced    Income     Index       Growth       Stock
                          Fund       Fund        Fund      Fund        Fund         Fund
Additions to net
 Assets attributed
 to:
 Contributions -
   Employee            3,617,605    2,388,487  4,684,101   2,355,354   2,810,462        14,811
   Employer                                                                          5,834,007
    Total
     contributions     3,617,605    2,388,487  4,684,101   2,355,354   2,810,462     5,848,818

Investment income -
 Interest/dividends    3,413,393    2,325,896  4,647,793     439,496   1,977,213     1,522,803
 Net appreciation
  in fair value
  of investments      11,016,626    3,010,016              4,163,317   1,892,600     6,652,406

    Total
     investment
     income           14,430,019    5,335,912  4,647,793   4,602,813   3,869,813     8,175,209

    Total
     additions        18,047,624    7,724,399  9,331,894   6,958,167   6,680,275    14,024,027

Deductions from
 net assets
 attributed to:
  Benefits paid to
  and withdrawals
  by participants      5,647,188    3,099,056  7,738,435   1,587,199  2,864,873     5,793,126

    Total
     deductions        5,647,188    3,099,056  7,738,435   1,587,199  2,864,873     5,793,126

Net increase
 (decrease) prior
 to transfers         12,400,436    4,625,343  1,593,459   5,370,968  3,815,402     8,230,901

Transfers, net           113,570     (390,663)(4,339,612)  5,423,838    583,167    (1,336,020)

Net increase
 (decrease)           12,514,006    4,234,680 (2,746,153) 10,794,806  4,398,569     6,894,881

Net assets
 available
 for benefits:
 Beginning of year    48,667,585   24,445,363 69,460,314  11,324,013 16,423,961    50,956,895

 End of year          61,181,591   28,680,043 66,714,161  22,118,819 20,822,530    57,851,776




The Bausch & Lomb Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Page 2 of 2

                                Fund Information at December 31, 1998
                                         Participant Directed

                             Loan
                             Fund         Total
Additions to net
 Assets attributed to:
  Contributions -
   Employee                             15,870,820
   Employer                              5,834,007
    Total
     contributions                      21,704,827

Investment income -
 Interest/dividends          853,889    15,180,483
 Net appreciation
  in fair value
  of investments                        26,734,965

    Total
     investment
     income                  853,889    41,915,448

    Total
     additions               853,889    63,620,275

Deductions from
 net assets
 attributed to:
 Benefits paid to
  and withdrawals
  by participants         1,155,922     27,885,799

    Total
     deductions           1,155,922     27,885,799

Net increase
 (decreasse)
 prior to
 transfers                 (302,033)    35,734,476

Transfers, net              (54,280)             -
Net increase
 (decrease)                (356,313)    35,734,476

Net assets
 available for
 benefits:
  Beginning of year      10,933,902    232,212,033

  End of year            10,577,589    267,946,509


The accompanying notes are an integral part of these financial statements.


1.   Description of Plan

   The Plan is a defined contribution plan covering substantially all employees of Bausch & Lomb Incorporated
   (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   GENERAL
   The following description of The Bausch & Lomb Savings Plus
   Plan (the Plan) provides only general information.
   Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


Contributions
   Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1% to 11% of pre-tax compensation. In addition, a participant may elect to contribute from 1% to 6% of compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 17% of eligible compensation. Participants may also contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.


Employer Matching Contributions
   For employees who have completed one year of eligible service, the Company is required to contribute, from its profits, an amount equal to 100% of the first 2% of each participant's pre-tax savings contributions plus 50% of the next 2% of each participant's pre-tax savings contributions. Company contributions are invested in Bausch & Lomb Incorporated common stock.

   Participants' Accounts
   Individual accounts are maintained for each Plan participant to reflect the participant's contributions and related matching contribution. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



   Investment Options
   Upon enrollment in the Plan, participants may direct employee contributions, in whole percentage increments, to any of the following six investment options.

       Equity Fund          Employee contributions are directed
                            to the Fidelity Equity Income Fund,
                            which invests in both stocks and
                            bonds.  At any given point in time,
                            at least 65% of the fund's total
                            assets will be held in stock.

       Balanced Fund        Employee contributions are directed
                            to the Fidelity Puritan Fund, which
                            has the objective of high income with
                            preservation of capital.  The fund
                            invests in a broadly diversified
                            portfolio of high-yielding equity and
                            debt securities.

       Income Fund          Seeks a stable return with the
                            preservation and conservation of
                            capital as the primary objective.
                            The portfolio may purchase high-
                            quality, short- and long-term
                            guaranteed investment contracts
                            (GICs), bank investment contracts
                            (BICs), short-term money market
                            instruments, and "synthetic" GICs.

       S&P 500 Index Fund   Employee contributions are directed
                            to the Fidelity Spartan U.S. Equity
                            Index Fund which seeks a total return
                            which corresponds to that of the
                            Standard & Poor's 500 Index.

       Growth Fund          Employee contributions are directed
                            to the Fidelity Contra Fund, the goal
                            of which is capital appreciation.

       B&L Stock Fund       Funds are invested in common stock of
                            Bausch & Lomb, Incorporated, the
                            securities of the employer.




Loans
   Plan participants may borrow from that portion of their account balance attributable to their pre-tax savings contributions and Company contributions. Participants may borrow up to one-half of their vested total in the pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. The interest rate on such loans is determined by the Employee Benefits Administration Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 1998 and 1997, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (7.75% and 8.50% at December 31, 1998 and 1997, respectively).


Vesting
   All active Plan participants are 100% vested in their contributions, as well as in all employer-matching contributions.

   Benefits
   On termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum payment or life annuity. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.


Plan Termination
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100% vested.


Administrator
   The Plan is administered by the Employee Benefits
   Administration Committee which is appointed by the Board of Directors of the Company.

   Reclassifications
   Certain 1997 amounts have been reclassified to conform with the current year presentation.

2.   Summary of Accounting Policies


Basis of Accounting
   The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.


Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Investments
   The Plan invests in mutual funds and common stocks which are presented at fair value based on quoted market prices. The Plan's investments also consist of a guaranteed investment contract in a pooled separate account at Metropolitan Life Insurance Company (Met Life) which is stated at contract value. Contract value is equal to cost plus accrued interest which approximates fair value because the contract is fully benefit responsive. The average yield on the contract at December 31, 1998 and 1997 was 6.68% and 6.61%, respectively. The crediting rate was 6.4% and 6.9% at December 31, 1998 and 1997, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

   The Plan holds a synthetic investment contract with a total contract value of $55,203,015 and $52,891,716 at December 31, 1998 and 1997, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party which issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

   The investments presented as Bernstein Commonwealth Investment Contract, Clover Capital Commonwealth Investment Contract and MAS Commonwealth Investment Contract at December 31, 1997 were renamed as the Bernstein Monumental Investment Contract, Clover Capital Monumental Investment Contract and MAS Monumental Investment Contract, respectively, at December 31, 1998 because of the merger of Commonwealth Life Insurance Company and Monumental Life Insurance Company during 1998.

   Net Appreciation in Fair Value of Investments
   The Plan presents in the statement of changes in net assets available for benefits, with fund information, the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

3.   Federal Income Tax

   The Internal Revenue Service has determined and informed the Company by a letter dated February 21, 1995, that the Plan and related trust as amended and restated in 1994 are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC.

4.   Transactions with Related Parties

   Certain employee contributions and all employer contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

   During 1998, the Company loaned the Plan $500,000 in order to meet benefit payment requests. This was an interest-free loan to the Plan. The Plan repaid this loan in full in January
   1999.




               Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-56066, 2-85158, 33-15439, 33-35667 and 333-18057) of Bausch & Lomb Incorporated of our report dated May 21, 1999 appearing on page 2 of this Annual Report of The Bausch & Lomb Savings Plus Plan on Form 11-K for the fiscal year ended December 31, 1998.




PricewaterhouseCoopers LLP
Rochester, New York
June 21, 1999